Exhibit 99.3

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to redeem $500 million in Senior Notes on December 4, 2025

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, November 4, 2025 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) announced today it will redeem all of the outstanding 4.50% Senior Notes due July 15, 2027 (the “Notes”), which have an aggregate principal amount of $500 million, on December 4, 2025 (the “Redemption Date”).

The Notes will be redeemed at a redemption price determined in accordance with the terms of the Notes and will include accrued and unpaid interest to, but not including, the Redemption Date. Interest on the Notes will cease to accrue from and after the Redemption Date.

After the Notes are redeemed, Kinross will have $750 million aggregate principal amount of Senior Notes outstanding, with the next Senior Notes maturity date on July 15, 2033, for $500 million in aggregate principal amount.

Questions regarding the redemption of the Notes issued by Kinross should be directed to Computershare Corporate Trust in person at its offices at 1505 Energy Park Drive, St Paul, MN 55108, by facsimile transmission at (877) 407-4679, by telephone at (800) 344-5128 or by email at cctbondholdercommunications@computershare.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Samantha Sheffield

Director, Corporate Communications

phone: 416-365-3034

Samantha.Sheffield@Kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations & Communications

phone: 416-365-2854

InvestorRelations@Kinross.com

Source: Kinross Gold Corporation

www.kinross.com